EXHIBIT 11.1

Ethyl Corporation and Subsidiaries

Computation of basic and diluted earnings per share

For the years ended December 31, 2003, 2002 and 2001

(In thousands except per share amounts)

	2003	2002	2001
Net income (loss) applicable to common stock (1)	$37,053	$9,909	$(105,040)

Average number of shares of common stock outstanding (2,3)	16,733	16,689	16,689

Basic earnings (loss) per share	$2.21	$0.59	$(6.29)

Diluted earnings (loss) per share	$2.19	$0.59	$(6.29)

Notes:

(1)	In the periods presented, the Company had only one class of common stock outstanding.

(2)	To determine the average number of shares of common stock and common stock equivalents, the average number of common shares and common stock equivalents outstanding (actual or assumed for equivalents) during each month were added together and the sum was then divided by 12.

(3)	For diluted earnings per share, the shares issuable upon the assumed exercise of outstanding stock options would be 207, 43 and 0 in 2003, 2002 and 2001, respectively, and the shares of common stock equivalents would have been 16,940, 16,732 and 16,689, respectively.